February 25, 2013

Trust for Professional Managers
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated March 22, 2011 regarding the sale of shares of the AllianceBernstein/TWM Global Equity & Covered Call Strategy Fund (f/k/a TWM Global equity Income Fund) (the “Fund”), a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.